SEC MAIL PROCESSING SECTION
RECEIVED
MAR 19 2013
WASH., D.C.
193

KA 3/20

SECURI 13014251 ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 68753

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Corestone Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 E. Lancaster Avenue, Suite 110
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Lutz (484) 866-8340
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name)*

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KA 3/20

OATH OR AFFIRMATION

I, Andrew Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corestone Distributors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 18 day of April 2013

Signature

Principal

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LOUIS E. SLAWE, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 18, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountant's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

[redacted]
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Corestone Distributors, LLC

Report on the Financial Statements

We have audited the statement of financial condition of Corestone Distributors, LLC as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corestone Distributors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 26, 2013

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents	$ 33,511
Receivable from affiliate	965,000
Total assets	$ 998,511

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Commissions payable	$ 920,791
Accrued expenses	42,008
Total liabilities	962,799
MEMBER'S EQUITY	35,712
Total liabilities and member's equity	$ 998,511

See accompanying notes

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF INCOME

December 31, 2012

REVENUE	
Marketing fee and reimbursement income	$3,560,000
EXPENSES	
Commissions paid to registered representatives	3,269,300
Travel expenses	146,252
Professional fees	49,200
Rent	18,000
Regulatory fees and expenses	20,469
Taxes	13,703
Other operating expenses	49,308
Total expenses	3,566,232
NET LOSS	$ (6,232)

See accompanying notes

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

December 31, 2012

BALANCE, beginning of year	$41,944
Net loss	(6,232)
BALANCE, end of year	$35,712

See accompanying notes

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS

December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (6,232)
Adjustments to reconcile net loss to net cash used for operating activities	
(Increase) in	
Receivable from affiliate	(965,000)
Increase in	
Accrued expenses	25,659
Commissions payable	920,791
Net cash used for operating activities, net decrease in cash	(24,782)
CASH AND CASH EQUIVALENTS	
Beginning of year	58,293
End of year	$ 33,511

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Corestone Distributors, LLC (the ***"Company"***), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (***"FINRA"***). All of the member's equity of the Company is owned by Corestone Group, LLC (***"Group"***), a single member Delaware Limited Liability Company that in turn has all of its member's equity owned by Corestone Holdings, LLC (***"Holdings"***), a Delaware Limited Liability Company owned by two individuals. The Company commenced operations on August 8, 2011.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(i), in that the Company does not hold funds or securities for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company maintains its cash in an account at a regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on its cash deposits.

Related Party

The Company has a Placement and Marketing Agreement (the ***"Marketing Agreement"***) with Definitive Capital Management, L.P. (***"Definitive"***), a registered investment adviser under the Investment Advisors Act of 1940, affiliated with the Company through common ownership. The Marketing Agreement provides the Company shall be engaged in providing certain placement and marketing services in connection with the offering and sale of shares or interests of private investment vehicles and managed investment accounts managed by Definitive. In exchange for services provided, the Company shall receive a Marketing Fee, as defined in the Marketing Agreement.

The Company also has a Management and Expense Sharing Agreement (the ***"Expense Agreement"***) with Definitive. This Expense Agreement obligates Definitive to cover all reasonable operating expenses incurred by the Company as is necessary or appropriate to carry on its activities. In addition, under the Expense Agreement, Definitive provides the Company with all equipment, furniture, utilities, facilities and administrative support necessary to carry on its activities. Under the Expense Agreement, certain expenses of the Company are directly paid by the Company and the Company is then reimbursed by Definitive. These reimbursements are included in Marketing fee and reimbursement income in the Statement of Income.

All Marketing fee and reimbursement income as disclosed on the Statement of Income was received from Definitive.

Income and Expense Recognition

Marketing fee and reimbursement income earned under the Marketing Agreement and Expense Agreement is accrued as earned. Expenses are accrued as incurred.

Commissions

Commissions are paid to registered representatives for performing marketing services. The commissions are based on a percentage of management fees paid to Definitive by an introduced investor pursuant to Service Agreements with each registered representative.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member Limited Liability Company, the Company is not subject to federal, state or local income taxation. Rather, its taxable income is consolidated with the taxable income and/or loss of Group and Holdings and is reported by the members of Holdings on their personal income tax returns.

The Company follows the provisions in GAAP that provide guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service and Pennsylvania). As part of this review, the Company has evaluated all of its tax positions, including the position that it is not subject to an entity level income tax, and has determined that none of them are uncertain. As of December 31, 2012, the tax filings of Holding's members for the tax years ended December 31, 2011 and 2010 remain open. No examination of Holding's or its members' tax filings has been initiated by any relevant taxing authority.

The Company is subject to a tax on its gross receipts imposed by its local jurisdiction. For the year ended December 31, 2012, the company incurred $13,703 in gross receipts taxes.

(3) NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $(8,497), which was $(72,684) below the net capital requirements of 6 2/3% of aggregate indebtedness, and therefore the Company did not meet its net capital requirements as of December 31, 2012. Net capital was computed by treating the net receivable from affiliate less commissions payable as a non-allowable asset, as allowed by the Financial Industry Regulatory Authority. These net capital requirements may effectively restrict the Company's ability to make distributions to its member. The Company's ratio of aggregate indebtedness to net capital was (113.31) to 1 at December 31, 2012.

(4) CONCENTRATION OF CREDIT RISK

The Company's only source of revenue is from an affiliated registered investment advisor, Definitive. If Definitive were unable to meet its contractual obligations under the Marketing Agreement and the Expense Agreement as discussed in Note 2, the Company would have no source of revenue. Management believes the potential for default by Definitive is minimal.

(5) OFF-BALANCE-SHEET CREDIT RISK

The Company does not believe it has any off-balance sheet risk.

(6) CONTINGENCIES AND COMMITMENTS

The Company has executed a sublease in conjunction with Definitive. The term of the sublease ends on September 30, 2014 and the subtenants have been granted the right to extend the sublease for one term of five years and ten months, to expire on July 31, 2020. Under the terms of the Expense Agreement, the Company pays Definitive $1,500 per month in rent expense. Rent expense was $18,000 for the year ended December 31, 2012. Future minimum lease payments under the sublease and Expense Agreement are as follows:

2013	$18,000
2014	13,500
	$31,500

In the normal course of business, the Company enters into a variety of undertakings that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2013, the date of the Company's financial statement issuance. On January 11, 2013, the Company received the cash associated with the Receivable from affiliate of $965,000 and paid the Commissions payable of $920,791. The Receivable from affiliate in excess of the Commissions payable was disallowed as an asset for the Net Capital Computation at December 31, 2012. Upon receipt of the Receivable from affiliate on January 11, 2013 the Company was in compliance with its Net Capital Requirements. There are no other subsequent events that require recognition or disclosure in the financial statements.

CORESTONE DISTRIBUTORS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2012	**Schedule I**
Total member's equity from statement of financial condition	$ 35,712
Less: Non-allowable assets	
Receivable from affiliate, less commissions payable	(44,209)
Net capital	$ (8,497)
Total aggregate indebtedness	$ 962,799
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 64,187
Net capital deficit in excess of minimum requirement	$ (72,684)
Ratio of aggregate indebtedness to net capital	(113.31) to 1

The initial form X-17A-5 filed had aggregate indebtedness of $42,008 and the subsequent amended filing had $962,799 in aggregate indebtedness. The difference in the aggregate indebtedness numbers was due to commissions payable of $920,791. The initial filing netted the commissions payable against the receivable from affiliate of $965,000 leaving only the accrued expenses of $42,008 as aggregate indebtedness. On the subsequent amended filing the netting of the receivable was disallowed and the total liabilities of $962,799 were deemed to be aggregate indebtedness. The initial form X-17A-5 filing was submitted as follows with ownership equity of $35,712 and non-allowable assets of $44,209 and net capital of ($8,497) with a net capital requirement of $5,000 which resulted in a net capital deficit of ($13,497). The computation of aggregate indebtedness and net capital pursuant to rule 15c3-1 as it was subsequently amended is shown above.

1. **Computation for determination of reserve requirements under Rule 15c3-3**
   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**
   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Member
Corestone Distributors, LLC

In planning and performing our audit of the financial statements of Corestone Distributors, LLC (the ***"Company"***), as of December 31, 2012 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We have identified the following deficiency in internal control that we consider to be a material weakness, as defined above:

As of December 31, 2012, the Company was not in compliance with its minimum net capital requirements. We observed that the Company cured this non-compliance on January 11, 2013 and we have been informed that management has adopted procedures to ensure that future non-compliance does not occur.

We did not identify any other deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 26, 2013

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of
Corestone Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (***"SIPC"***) for the fiscal year ended December 31, 2012, which were agreed to by Corestone Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Corestone Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Corestone Distributors, LLC's management is responsible for Corestone Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 26, 2013

CORESTONE DISTRIBUTORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

DECEMBER 31, 2012